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[redacted]

12013030

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH, D.C.
196

UNI
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 Grant Line Rd.
(No. and Street)

New Albany (City) Indiana (State) 47150 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Peoples 812-945-9888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co, PLLC
(Name – *if individual, state last, first, middle name*)

301 E. Elm Street (Address) New Albany (City) IN (State) 47150 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, Timothy E. Peoples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Equity Investment Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Lila M. Maness
Notary Public Seal State of Indiana
Floyd County
My Commission Expires 05/19/2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Equity Investment Corporation

Financial Statements and Supplementary Information

December 31, 2011 and 2010

RM

RODEFER MOSS & CO, PLLC

American Equity Investment Corporation

Financial Statements and Supplementary Information

December 31, 2011 and 2010

AMERICAN EQUITY INVESTMENT CORPORATION
Financial Statements and Supplementary Information
Years Ended December 31, 2011 and 2010

TABLE OF CONTENTS

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• Business Advisors

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301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

Independent Auditors' Report

To the Board of Directors
American Equity Investment Corporation
New Albany, Indiana

We have audited the accompanying statements of financial condition of American Equity Investment Corporation as of December 31, 2011 and 2010, and the related statements of income and comprehensive income, changes in retained earnings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Equity Investment Corporation as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 20, 2012

AMERICAN EQUITY INVESTMENT CORPORATION
Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash	$ 52,874	$ 43,421
Commissions receivable	41,480	29,158
Agent receivables	9,189	8,594
Prepaid insurance	1,207	1,166
Prepaid CRD account	602	1,098
Total assets	105,352	83,437
LIABILITES AND STOCKHOLDER'S EQUITY		
Liabilities		
	34,992	24,953
Accrued and withheld payroll taxes	3,531	2,848
Total liabilities	38,523	27,801
Stockholder's Equity		
Common stock, no par value; 1,000 shares authorized, 100 issued and outstanding	11,000	11,000
Retained Earnings	55,829	44,636
Total stockholder's equity	66,829	55,636
Total liabilities and stockholder's equity	$ 105,352	$ 83,437

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2011 and 2010

	Common Stock Issued and Outstanding									
	Shares		Amount		Retained Earnings		Accumulated Other Comprehensive Income		Total
Balances at December 31, 2009	100	$	11,000	$	28,907	$	2,919	$	42,826
Net Income	-		-		58,451		-		58,451
Distribution to stockholder	-		-		(42,722)		-		(42,722)
Comprehensive income (loss)	-		-		-		(2,919)		(2,919)
Balances at December 31, 2010	100		11,000		44,636		-		55,636
Net Income	-		-		109,693		-		109,693
Distribution to stockholder	-		-		(98,500)		-		(98,500)
Balances at December 31, 2011	100	$	11,000	$	55,829	$	-	$	66,829

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statements of Income and Comprehensive Income
Years Ended December 31, 2011 and 2010

	2011	2010
Revenues		
Commissions	$ 1,181,218	$ 651,433
Other income	11,878	10,478
Administrative fees	1,350	1,800
Interest	213	570
Total revenues	1,194,659	664,281
Expenses		
Commissions	972,125	508,701
Salaries	70,913	60,316
Rent	14,400	11,400
Payroll taxes	5,460	5,396
Office supplies	5,143	4,698
Professional services	4,900	3,600
Insurance	2,073	2,060
Telephone expense	1,722	1,856
Membership assessment	1,661	1,359
Miscellaneous	1,617	983
Utilities	1,196	1,167
Dues and subscriptions	904	2,788
Postage	769	649
Travel	761	26
Advertising	500	340
Website design	365	609
Licensing fees	292	1,839
Bank charges	105	179
Conference expenses	60	-
Printing and reproduction	-	1,078
Total expenses	1,084,966	609,044
Other Income		
Gain on sale of marketable securities	-	3,214
Net income	109,693	58,451
Other Comprehensive Income (Loss)		
Unrealized holding gains (losses) arising during the period	-	295
Less reclassification adjustment for gains realized	-	(3,214)
Total other comprehensive income (loss)	-	(2,919)
Total comprehensive income	$ 109,693	$ 55,532

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statements of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
Cash Flows From Operating Activities		
Cash received from customers	$ 1,181,530	$ 651,674
Cash paid for services and supplies	(1,073,789)	(599,362)
Interest received	212	570
Net cash flows from operating activities	107,953	52,882
Cash Flows From Investing Activities		
Proceeds from sale of marketable securities	-	6,241
Net cash flows from investing activities	-	6,241
Cash Flows From Financing Activities		
Distributions to stockholder	(98,500)	(42,722)
Net cash flows from financing activities	(98,500)	(42,722)
Net change in cash and cash equivalents	9,453	16,401
Cash and cash equivalents at the beginning of the year	43,421	27,020
Cash and cash equivalents at the end of the year	$ 52,874	$ 43,421

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statements of Cash Flows (Continued)
Years Ended December 31, 2011 and 2010

	2011	2010
Reconciliation of net income to net cash flows from operating activities		
Net income	$ 109,693	$ 58,451
Adjustments to reconcile net income to net cash flows from operating activities:		
Gain on sale of marketable securities	-	(3,214)
Decrease (increase) in assets:		
Commissions receivable	(12,322)	(10,113)
Prepaid insurance	(41)	(68)
Agent receivables	(594)	(1,924)
Prepaid CRD account	496	(366)
Increase (decrease) in liabilities:		
Accounts payable	10,038	9,196
Accrued and withheld payroll taxes	683	920
Net cash flows from operating activities	$ 107,953	$ 52,882

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Activities - The Company is a licensed broker/dealer limited to mutual funds and variable insurance products. The Company is licensed in various states with its home office located in New Albany, Indiana.

Basis of Accounting - The Company uses the accrual basis of accounting.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Tax Status - The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2011 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

Commissions and Agent Receivables - Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising - Advertising costs are expensed as incurred. Advertising expense was $ 500 and $ 340 at December 31, 2011 and 2010, respectively.

Subsequent Events - The Company has evaluated events and transactions through February 16, 2012, the date these financial statements were issued for items that should potentially be recognized or disclosed.

NOTE 2 - RESTRICTED CASH

The Company is required to maintain $5,000 of cash as capital. The Company has a Certificate of Deposit to meet this requirement.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

NOTE 4 - RELATED PARTIES

The Company paid rent to the stockholder of the Company in the amount of $ 14,400 and $ 11,400 for 2011 and 2010, respectively. The Company also paid the stockholder commissions of $ 21,521 and $ 12,821 for 2011 and 2010, respectively.

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301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

Independent Auditors' Report on the Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
American Equity Investment Corporation
New Albany, Indiana

Our report on our audit of the 2011 and 2010 basic financial statements of American Equity Investment Corporation appears on page 1. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 20, 2012

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule I - Computations of Net Capital
December 31, 2011 and 2010

	2011	2010
Total ownership equity from statement of financial condition	$ 66,829	$ 55,636
Non-allowable assets		
Agent receivables	(9,189)	(8,594)
Prepaid insurance	(1,207)	(1,166)
12b1 fees	(6,190)	(881)
Group annuity	(95)	(856)
Prepaid CRD account	(602)	(1,098)
Total ownership equity qualified for net capital	49,546	43,041
Total capital and allowable subordinated liabilities	49,546	43,041
Net capital	$ 49,546	$ 43,041

See independent auditors' report on supplementary information.

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule II - Computations of Basic Net Capital Requirement
December 31, 2011 and 2010

	2011	2010
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	$ 5,000	$ 5,000
Net capital required	5,000	5,000
Excess net capital	$ 44,546	$ 38,041

See independent auditors' report on supplementary information.

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule III - Computations of Aggregate Indebtedness
December 31, 2011 and 2010

	2011	2010
Total liabilities from statement of financial condition	$ 38,523	$ 27,801
Total aggregate indebtedness	38,523	27,801
Percentage of aggregate indebtedness to net capital	78%	65%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	78%	65%

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule IV - Statements of Changes in Liabilities Suborginated to Claims of General Creditors
December 31, 2011 and 2010

	2011	2010
Balance at the beginning of the year	$ -	$ -
Balance at the end of the year	$ -	$ -

See independent auditors' report on supplementary information.

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule V - Reconciliation of Audited and Unaudited Net Capital
December 31, 2011

Capital (unaudited) December 31, 2011	$	57,197
Addition of agent receivables and prepaid insurance		10,397
Addition of accounts payable		(765)
Capital (audited) December 31, 2011		66,829
Non-allowable assets:		
Agent receivable		(9,189)
Prepaid insurance		(1,207)
12b1 fees		(6,190)
Group annuity		(95)
Prepaid CRD account		(602)
Net capital	$	49,546

See independent auditors' report on supplementary information.

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New Albany, IN 47150

RODEFER MOSS & CO, PLLC

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
American Equity Investment Corporation

In planning and performing our audit of the financial statements of American Equity Investment Corporation (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting

principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 20, 2012

AMERICAN EQUITY INVESTMENT CORPORATION

SIPC Assessment Reconciliation

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New Albany, IN 47150

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RODEFER MOSS & CO, PLLC

Independent Accountants' Report to the Entity's SIPC Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)

To the Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
New Albany, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by American Equity Investment Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Equity Investment Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). American Equity Investment Corporation's management is responsible for American Equity Investment Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries per review of the cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers noting no differences;

4. Reviewed the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

5. There was no overpayment applied to the current assessment from the Form SIPC-7T on which it was originally computed, thus no comparison was deemed necessary.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 20, 2012